SECURITIES AND EXCHANGE COMMISSION
                         Washington 25, D.C. 20549


                                 FORM 11-K


     X    Annual Report Pursuant to Section 15(d) of the
          Securities Exchange Act of 1934
          For the fiscal year ended December 31, 1993

                                    or

          Transition Report Pursuant to Section 15(d) of the
          Securities Exchange Act of 1934

                      Commission File Number: 0-12216

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           OLD KENT THRIFT PLAN

     B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                      OLD KENT FINANCIAL CORPORATION
                           One Vandenberg Center
                       Grand Rapids, Michigan 49503
























                           FINANCIAL STATEMENTS

          The following financial statements and schedules are filed as part of this report:

          Report of Independent Public Accountants
          Statements of Net Assets Available for Benefits
            as of December 31, 1993 and 1992
          Statements of Changes in Net Assets Available for
            Benefits for the years ended December 31, 1993 and
            1992
          Notes to Financial Statements
          Schedule of Assets Held for Investment Purposes as of
            December 31, 1993
          Schedule of Reportable Transactions for the year ended
            December 31, 1993

          The financial statements and schedules filed as part of this report are filed in paper format under cover of Form SE pursuant to General Instruction E of Form 11-K.

                                 EXHIBITS

          The following exhibits are filed as part of this report:

          Consent of Arthur Andersen & Co.
          Appendix A to prospectus

                                SIGNATURES

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   OLD KENT THRIFT PLAN

                                   By:  OLD KENT BANK AND TRUST
                                          COMPANY
                                        Its Trustee



Dated:  June 27, 1994              By:  /s/ Steven D. Crandall
                                        Steven D.Crandall
                                        Senior Vice President
                                        Trust Business Development






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                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



          As independent public accountants, we hereby consent to the incorporation of our report dated April 18, 1994, included in this Form 11-K, into the Company's previously filed Form S-8
Registration Statement, file No. 33-17309, as amended.








                              /s/ ARTHUR ANDERSEN & CO.


Grand Rapids, Michigan
June 27, 1994
































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
                                APPENDIX A

                      Initial
                    Investment   12/31/91   12/31/92  12/31/93
   Fund             on 12/31/90    Value      Value     Value
Savings Fund         $1,000      $1,063      $1,103    $1,139
Diversified
Equity Fund           1,000       1,302       1,396     1,579

Old Kent
Common
Stock Fund            1,000       1,559       2,359     2,149

Short Term
Bond Fund             1,000       1,100       1,156     1,208

Balanced Fund         1,000       1,266       1,363     1,546




























         This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

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